

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Gary Seaton
Chairman and CEO
Australian Oilseeds Holdings Limited
126-142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra
PO Box 263 Cootamundra, Australia 2590

> **Re: Australian Oilseeds Holdings Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted May 31, 2023**
> **CIK No. 0001959994**

Dear Gary Seaton:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-4 submitted May 31, 2023

What equity stake will current Public Shareholders, the Sponsor and the AOI, page 24

1.   We note your disclosure that the EDOC Public Shareholders will own 6.3% under the maximum redemption scenario. Please revise to reflect the maxim redemption assuming the NTA Proposal is approved.

Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information , page 57

2.   Please ensure all amounts presented are accurate and consistent with amounts presented throughout the filing. For example, please correct the amounts for the pro forma net

losses per share - basic and diluted under both Assuming No Additional Redemption and Assuming Maximum Redemption scenarios for the six months ended December 31, 2022. Please also clarify or correct the calculation of the amount for EDOC's historical net loss per share - basic and diluted for the year ended June 30, 2022 here and on page 146.

The Sponsor, EDOC's directors, officers, advisors, and their affiliates may elect to purchase Public Shares, page 63

3.   We note that shareholders have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

We may be subject to claims, litigation or regulatory actions, page 82

4.   Please update the disclosure in this risk factor and in the last paragraph on page 155 about the loan that is expected to be "fully paid by April 1, 2023." Also, update the disclosure on pages 112 and 189 about approval of funding "expected to occur by the end of May 2023."

Unaudited Pro Forma Condensed Combined Financial Statements, page 139

5.   Please correct the dates of the interim and annual pro forma statements of operations on pages 145 and 146. Please revise the interim pro forma statement of operations to refer to the six months ended December 31, 2022 rather than the year ended December 31, 2022 and revise the annual pro forma statement of operations to refer to the year ended June 30, 2022 rather than as of June 30, 2022.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 147

6.   As noted in your response letter, please revise the pro forma financial statements, including notes 5 and 6, to comply with prior comment 15 in a subsequent amendment.

7.   Refer to note 7. Based on the disclosed terms of the IPO units sold by EDOC, it is not clear why you revised the number of potentially dilutive shares related to the public warrants from 4,500,000 to 9,000,000 in the two tables in this note and in the table on page 25. Please explain or revise.

AOI's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 191

8.   Based on your inclusion of updated historical financial statements for the six months ended December 31, 2022 and 2021, please provide meaningful updated MD&A disclosures for as of and for the interim period.

Beneficial Ownership of Securities, page 202

9.   Please tell us with specificity where you revised the disclosure in response to prior

comment 19.

Index to Consolidated Financial Statements, page F-1

10. Please appropriately include a page reference to the Independent Audit Report for AOI under the annual financial statements and delete the current reference to the Independent Audit Report under the interim financial statements. Please also appropriately label AOI's interim financial statements beginning on page F-72 as unaudited.

Consolidated Financial Statements
Australian Oilseeds Investments Pty Ltd, page F-52

11. We note your response to prior comment 27. We reissue the comment as the revised disclosure does not adequately explain the specific nature of Energreen Nutrition's business, including why AOI has material purchases from and material sales to Energreen Nutrition, whether Energreen Nutrition resells the products it purchases from AOI to third party customers, and how AOI determined the appropriateness of its accounting for sales to Energreen Nutrition given that Mr. Gary Seaton owns and controls both AOI and Energreen Nutrition.

12. We reissue prior comment 26 as we note no disclosures on page F-59 that are responsive to our prior comment.

General

13. Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with your initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the initial public offering.

You may contact Charles Eastman, Staff Accountant, at 202-551-3754 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Barry I. Grossman, Esq.